Exhibit 99.1

Crescent Point Confirms Quarterly Dividend and Declares Third Quarter Special Dividend

CALGARY, AB, Nov. 2, 2023 /CNW/ - Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX: CPG) (NYSE: CPG) announces its Board of Directors has declared a quarterly cash base dividend and a special cash dividend in alignment with the Company's return of capital framework.

The quarterly cash base dividend of CDN $0.10 per share will be paid on January 2, 2024 for shareholders of record on December 15, 2023. Based on Crescent Point's third quarter 2023 financial results, a special cash dividend of CDN $0.02 per share will be paid on November 22, 2023 for shareholders of record on November 15, 2023. Special dividends are used in combination with share repurchases as part of the Company's return of capital framework, to ensure that Crescent Point fulfills its targeted return to shareholders for the quarter.

These dividends are designated as "eligible dividends" for Canadian income tax purposes. For U.S. income tax purposes, Crescent Point's dividends are considered "qualified dividends."

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Shant Madian, Vice President, Capital Markets, or
Sarfraz Somani, Manager, Investor Relations
Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020  Fax: (403) 693-0070
Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB  T2P 1G1
www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

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SOURCE Crescent Point Energy Corp.

View original content: http://www.newswire.ca/en/releases/archive/November2023/02/c5920.html

%CIK: 0001545851

CO: Crescent Point Energy Corp.

CNW 06:25e 02-NOV-23